

September 28, 2010

Kenneth R. Trammell
Executive VP and Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

> **Re: Tenneco Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on February 26, 2010**
> **File No. 001-12387**

Dear Mr. Trammell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amending your filing for comment eight and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Selected Consolidated Financial Data, page 36

1.   In accordance with Item 301 of Regulation S-K, please revise your disclosure in Selected Financial Data to describe or cross-reference to those factors that have materially affected the comparability of the information presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 38

2.   We note your statement that other than the impact from production shutdowns during the second quarter, you incurred no other economic loss from the bankruptcy filings of Chrysler or General Motors. Please tell us and revise your disclosure to disclose what the impact of these production shutdowns was.

Results from Operations, page 41

3.   We note that a significant portion of your results of operations disclosure with regards to revenues is dedicated to stating, in narrative text form, dollar and percentage changes in the different revenue categories. In addition, while you discuss certain factors to which changes are attributable, you do not quantify some of the individual factors. For example, you state that excluding $6 million in unfavorable currency, aftermarket revenues were up $16 million driven by stronger ride control volumes and pricing, partially offset by lower emission control volumes, but you do not quantify these individual factors. Please ensure that all material factors are quantified and analyzed to the extent practicable. In addition, we believe your disclosures would be more informative, transparent and easily understood by:

- using of tables to present dollar and percentage changes in the different revenue categories, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in revenues are attributable; and
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

We believe such enhancements will significantly improve the ease of use of the information to present in your MD&A discussion and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management. Please revise future filings accordingly. Please provide us a sample of your proposed revised disclosure as part of your response.

4.   In future filings, please quantify, discuss, and analyze the changes in costs of sales. In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material. Please provide us a sample of your proposed revised disclosure as part of your response.

5.   In future filings, please quantify, discuss, and analyze the changes in other material expense accounts such as your goodwill impairment charge, engineering expense, research and development expense, selling, general and administrative expense and depreciation and amortization.

Item 8. Financial Statements and Supplementary Data

Note 5. Long Term Debt, Short Term Debt, and Financing Arrangements

Senior Credit Facility- Other Terms and Conditions, page 92

6.   We note that your senior credit facility agreement provides the ability to refinance your senior subordinated notes and/or your senior secured notes in exchange for shares of common stock, other debt, or in an amount equal to the sum of proceeds of

certain equity offerings. Please tell us the purpose of these provisions, explain to us how they work in further detail and how you accounted for them, citing any accounting literature that you relied upon.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

7.   We note that you adopted the new accounting guidance for transfers of financial assets. We further note that you now account for your North American securitization program as a secured borrowing as it no longer meets the conditions required for sales accounting treatment and that you continue to account for your European securitization programs as sales as they continue to qualify for sales accounting treatment. Please tell us and revise future filings to disclose the following: (1) how the North American securitization program differs from the European securitization programs (2) how you determined that the North American securitization program no longer qualified for and that the European programs continues to qualify for sales accounting treatment.

Signatures

8.   We note that Gregg M. Sherrill has signed on behalf of the registrant pursuant to a power of attorney. Please file an amended Form 10-K including a certified copy of the resolution of your board of directors authorizing such signature as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief